Exhibit 99.8

NICE Actimize Kicks Off "The Changing Face of AML Technology”
Webinar Series by Delving into Critical Issues within the Financial Services Sector

The three-part series will focus on how Big Data, analytics and business intelligence technologies affect the financial services sector

NEW YORK – March 24, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, is launching a no-cost, technology-focused Webinar Series beginning April 20, 2016. As a continuation of its “Compliance of...” and “Emerging Threats” webinar series which recently concluded, this new three-part series titled “The Changing Face of Anti-Money Laundering Technology” will focus on how Big Data, analytics and business intelligence technologies are working to change the face of anti-money laundering efforts by exploring the new methodologies used to address critical issues and complex problems within the financial services sector.

The webinar series will feature two of NICE Actimize’s anti-money laundering technology experts, each of whom has vast expertise in the technologies used to thwart AML-related problems. Tom Berkovitch, NICE Actimize AML Product Marketing Manager with more than a decade of experience working with global financial institutions, will moderate and host the discussions. Or Peles, NICE Actimize’s Chief Technology Officer, will join the first webinar focused on Big Data. Peles leads the technology group for NICE Actimize and is responsible for the architecture and design of the Actimize Fraud & Cybercrime, Anti-Money Laundering, and Financial Markets Compliance product lines.

According to David Kwan, VP and General Manager, Anti-Money Laundering, NICE Actimize, “As money laundering becomes increasingly complex, compliance officers and technology leaders will look for sophisticated technology solutions to manage these issues across their institutions. New tech advancements are looking to bring efficiency into the process. Fortunately, breakthroughs in Big Data analytics are contributing to advancements in fighting money laundering and addressing regulatory compliance requirements. Our webinar series explores these scenarios.”

The installments of the “Anti-money Laundering Technology” Webinar Series will roll out monthly as follows:
•	“Big Data: How the adoption of Big Data technologies is changing the face of the AML landscape.” April 20.
•	“Analytics: How analytics are changing the face of the AML function and what is expected in the future.” May 18.
•	“Business Intelligence: How operational reporting and BI are altering the way the Compliance function is helping manage organizations.” June 15.

Additional NICE Actimize Webinar Series resources:
•	Registration Site: AML Tech Trends Series
•	On our Blog: AML related topics and thought leadership.
•	Previous webinar series on demand: Culture of and Emerging Threats

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
ir@nice.com

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Kwan, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.